SEC
Mail Processing
Section

FEB 29 2012

Washington, DC
123

12010527

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 47433

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tejas Securities Group, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8226 Bee Caves Road
(No. and Street)

Austin (City) Texas (State) 78746 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael L. Cuckler (512) 306-5264
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PMB Helin Donovan, LLP
(Name – *if individual, state last, first, middle name*)

5918 W. Courtyard Drive, Suite 500 (Address) Austin (City) Texas (State) 78730 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KG 3/11

3/15

OATH OR AFFIRMATION

I, Michael L. Cuckler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Tejas Securities Group, Inc., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Compliance Officer
Title

Notary Public

NINA LEHRMAN
Notary Public, State of Texas
My Commission Expires
June 16, 2014

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ■ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

TEJAS SECURITIES GROUP, INC.

Financial Statements, Schedule and Other Information
Years Ended December 31, 2011 and 2010

TEJAS SECURITIES GROUP, INC.

Table of Contents

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report

To the Board of Directors of
Tejas Securities Group, Inc.:

We have audited the accompanying statements of financial condition of Tejas Securities Group, Inc. (the "Company") as of December 31, 2011 and 2010, and the related statements of operations, shareholders' equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, Texas
February 28, 2012

5918 West Courtyard Drive, Suite 500 • Austin, TX 78730
tel (512) 258-9670 • fax (512) 258-5895
PMB HELIN DONOVAN, LLP • A MEMBER OF RUSSELL BEDFORD INTERNATIONAL

AUSTIN • CHICAGO • DALLAS • HOUSTON
SAN FRANCISCO • SEATTLE

TEJAS SECURITIES GROUP, INC.
Statements of Financial Condition
December 31, 2011 and 2010

Assets	**2011**	**2010**
Cash and cash equivalents	$ 969,994	$ 348,680
Receivable from clearing organization, net	2,723,917	3,099,068
Receivables from employees	602,918	109,183
Securities owned, at fair value	5,067,266	613,082
Property and equipment, net	181,934	134,256
Other assets	535,099	584,981
Total assets	$ 10,081,128	$ 4,889,250
Liabilities and Shareholders' Equity		
Accounts payable, accrued expenses and other liabilities	$ 2,294,027	$ 998,529
Securities sold, not yet purchased, at fair value	2,211,689	-
Total liabilities	4,505,716	998,529
Commitments and contingencies (Note 15)		
Shareholders' equity:		
Preferred stock, no par value, convertible, 1,000,000 shares authorized; none issued or outstanding	-	-
Common stock, no par value, 10,000,000 shares authorized, 5,828,888 shares issued and 5,799,055 outstanding as of December 31, 2011 and 2010	2,295,674	2,295,674
Additional paid in capital	19,291,164	15,062,614
Accumulated deficit	(16,004,093)	(13,460,234)
Treasury stock, at cost, 29,833 shares	(7,333)	(7,333)
Total shareholders' equity	5,575,412	3,890,721
Total liabilities and shareholders' equity	$ 10,081,128	$ 4,889,250

See accompanying notes to financial statements.

TEJAS SECURITIES GROUP, INC.
Statements of Operations
For the Years Ended December 31, 2011 and 2010

	2011	2010
Revenue:		
Commissions from agency transactions	$ 643,697	$ 588,736
Commissions from principal transactions	16,024,668	19,824,361
Investment banking revenue	1,754,237	225,000
Net dealer inventory and investment revenue, net of trading interest expense of $11,735 and $11,033, respectively	1,671,865	1,491,184
Other revenue	88,296	52,353
Total revenue	20,182,763	22,181,634
Expenses:		
Commissions, employee compensation and benefits	15,878,613	15,455,773
Clearing and floor brokerage	287,963	180,378
Communications and occupancy	2,292,340	2,047,206
Professional fees	1,138,137	1,799,387
Interest	1,926	2,464
Other	3,103,837	2,387,406
Total expenses	22,702,816	21,872,614
Income (loss) before income tax expense	(2,520,053)	309,020
Income tax expense:		
State and city	23,806	118,288
Total income tax expense	23,806	118,288
Net income (loss)	$ (2,543,859)	$ 190,732

See accompanying notes to financial statements.

TEJAS SECURITIES GROUP, INC.
Statements of Shareholders' Equity
For the Years Ended December 31, 2011 and 2010

	Shares Outstanding						
	Treasury Shares	Common Shares	Common Stock	Additional Paid in Capital	Accumulated Deficit	Treasury Stock	Total
Balance at December 31, 2009	29,833	5,799,055	$ 2,295,674	$ 15,059,485	$ (13,650,966)	$ (7,333)	$ 3,696,860
Share-based compensation	-	-	-	3,129	-	-	3,129
Net income	-	-	-	-	190,732	-	190,732
Balance at December 31, 2010	29,833	5,799,055	$ 2,295,674	$ 15,062,614	$ (13,460,234)	$ (7,333)	$ 3,890,721
Contribution from parent	-	-	-	4,000,000	-	-	4,000,000
Share-based compensation	-	-	-	228,550	-	-	228,550
Net loss	-	-	-	-	(2,543,859)	-	(2,543,859)
Balance at December 31, 2011	29,833	5,799,055	$ 2,295,674	$ 19,291,164	$ (16,004,093)	$ (7,333)	$ 5,575,412

See accompanying notes to financial statements.

TEJAS SECURITIES GROUP, INC.
Statements of Cash Flows
For the Years Ended December 31, 2011 and 2010

	2011	2010
Cash flows from operating activities:		
Net income (loss)	$ (2,543,859)	$ 190,732
Adjustments to reconcile net income (loss) to net cash used in operating activities:		
Depreciation expense	58,499	57,902
Bad debt expense	-	27,667
Share-based compensation expense	228,550	3,129
Changes in operating assets and liabilities:		
Receivable from clearing organization	375,151	(1,859,201)
Receivables from employees	(493,735)	(59,082)
Federal income tax receivable	-	367,704
Securities owned, at fair value	(4,454,184)	628,822
Other assets	49,882	336,323
Accounts payable, accrued expenses and other liabilities	1,295,498	259,341
Securities sold, not yet purchased	2,211,689	(819)
Net cash used in operating activities	(3,272,509)	(47,482)
Cash flows from investing activities:		
Acquisitions of property and equipment	(106,177)	(42,085)
Net cash used in investing activities	(106,177)	(42,085)
Cash flows from financing activities:		
Contribution from parent	4,000,000	-
Payments on capital lease	-	(24,039)
Net cash provided by (used in) financing activities	4,000,000	(24,039)
Net change in cash and cash equivalents	621,314	(113,606)
Cash and cash equivalents at beginning of year	348,680	462,286
Cash and cash equivalents at end of year	$ 969,994	$ 348,680
Supplemental disclosures of cash flow information:		
Cash paid for state income taxes	$ 99,914	$ 36,732
Cash paid for interest	$ 13,661	$ 13,497

See accompanying notes to financial statements.

(1) Organization and Basis of Presentation

Tejas Securities Group, Inc. (the "Company") is a wholly owned subsidiary of Westech Capital Corp., a Delaware corporation ("Westech", formerly Tejas Incorporated). The Company was incorporated on March 2, 1994 under the laws of the State of Texas. The Company is primarily engaged in securities brokerage, investment banking and trading activities for customers throughout the United States. The Company's headquarters are located in Austin, Texas. The Company is registered as a broker-dealer in securities with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investors Protection Corporation.

The Company does not carry or clear customer accounts and all customer transactions are executed and cleared through other broker-dealers, including its clearing organization, Penson Financial Services, Inc., on a fully disclosed basis. These broker-dealers have agreed to maintain such records of the transaction effected and cleared in the customers' accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities Exchange Act of 1934, as amended, and to perform all services customarily incident thereto.

The Company is authorized to issue 1,000,000 shares of convertible preferred stock. The convertible preferred shares may be issued at the discretion of the Board of Directors who will determine the designations, preferences, voting powers, relative, participating, optional or other special rights and privileges and the qualifications, limitations, and restrictions on any issuances.

Liquidity

In recent years, the Company has sustained losses and negative cash flows from operations resulting in an accumulated deficit of $16,004,093. The Company's ability to meet its obligations in the ordinary course of business is dependent upon its ability to establish profitable operations, raise additional capital through private equity financings, or secure other sources of financing to fund operations. In September 2011, Westech completed an offering of $8,475,000 of its preferred stock and contributed $4,000,000 to the Company to fund operations and hire additional employees. As of December 31, 2011, the Company had working capital of $2,002,802. Based on available working capital and the fundraising undertaken by Westech, the Company's management believes it will have adequate resources to fund operations through December 2012.

(2) Summary of Significant Accounting Policies

(a) Basis of Accounting

These financial statements are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP") whereby revenues are recognized in the period earned and expenses in the period incurred.

(b) Revenue Recognition

Agency commission revenues and related expenses from customer security transactions are recorded on a trade date basis. Customer security transactions that are executed through the Company's proprietary trading account are recorded on a trade date basis as principal commission revenues. The related expenses are also recorded on a trade date basis.

Net dealer inventory and investment revenue results from securities transactions entered into for the account of the Company. Net dealer inventory and investment revenue includes both realized and unrealized gains and losses, which are recorded on a trade date basis.

Investment banking revenue includes gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter, financial advisor or agent. Investment banking revenue also includes fees earned from providing merger and acquisition advice, and other advisory services. Investment banking management fees are recorded at the offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the revenues earned are reasonably determinable. Investment banking transactions may be completed on a best efforts or firm commitment basis.

The Company periodically receives equity securities, including warrants and options, as part of its compensation for investment banking engagements. These securities are recorded at their intrinsic values at the time the engagement is completed, and are included in investment banking revenue. The Company may distribute such equity securities to its employees or to Westech, either through compensation agreements or by sale or dividend to Westech, at their intrinsic value.

(c) ***Date of Management Review***

The Company's management has evaluated subsequent events through February 28, 2012, the date the financial statements were available for issuance.

(d) ***Cash and Cash Equivalents***

Cash and cash equivalents include cash and highly liquid investments with a maturity at date of purchase of ninety days or less.

(e) ***Securities Owned and Securities Sold, Not Yet Purchased***

Long and short positions in securities are reported at fair value and are classified as trading investments. Securities with readily determinable market values are valued based on quoted market prices. Securities with limited market activity for which quoted market values are not readily determinable are valued based on management's best estimate, which may include dealer price quotations and price quotations for similar instruments traded. The Company utilizes a fair value hierarchy that maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value and defines three levels of inputs that may be used to measure fair value (see Note 6). The difference between cost and fair value has been included in net dealer inventory and investment revenue in the accompanying statements of financial position and operations. These investments are subject to the risk of failure of the issuer and the risk of changes in market value in periods where there is limited ability to trade such securities on the open market.

(f) Property and Equipment

Property and equipment are stated at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the Company's assets. Estimated useful lives for property and equipment approximate those used for federal income tax purposes and range from 3 to 7 years. Leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful lives of the improvements or the terms of the related leases.

Long-lived assets, such as property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized to the extent the carrying amount of the asset exceeds its fair value. Fixed assets held for sale are separately presented in the statements of financial condition and reported at the lower of carrying amount or fair value, less disposal costs. As of December 31, 2011, there were no circumstances that indicated the need to adjust the carrying value of any property or equipment, nor did the Company have any fixed assets held for sale.

(g) Repurchase and Resale Agreements

Repurchase and resale agreements are treated as financing transactions and are carried at the amounts at which the securities will be subsequently reacquired or resold as specified in the respective agreements. There were no repurchase or resale agreements outstanding at December 31, 2011 or 2010.

(h) Income Taxes

The results of operations for the Company are included in the consolidated federal income tax return of Westech. The Company is allocated its share of Westech's federal income tax expense or benefit, in accordance with an intercompany tax allocation policy based on the separate return method. Any resulting provision or benefit for income taxes is recorded as a payable to or receivable from Westech. Separate state tax returns are filed for the Company except for Texas franchise tax, and New York state and city corporation taxes which are filed on a consolidated basis by Westech with any provision or benefit allocated to the Company recorded as a payable or receivable from Westech.

Deferred income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax benefits or consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities, and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the year of enactment for such tax rate changes.

Authoritative guidance issued by the Financial Accounting Standards Board ("FASB") clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. This guidance prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The guidance also provides standards on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

The evaluation of a tax position in accordance with the guidance is a two-step process. The first step is a recognition process whereby the enterprise determines whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, the enterprise should presume that the position will be examined by the appropriate taxing authority in possession of full knowledge of all information relevant to the examination. The second step is a measurement process whereby a tax position that meets the more-likely-than-not recognition threshold is calculated to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50% likely to be realized upon ultimate settlement.

(i) Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(j) Financial Instruments Credit Risk

Financial instruments that potentially subject the Company to credit risk include cash and cash equivalents, receivables from clearing organization, securities owned and securities sold, not yet purchased, and advances to and notes from employees. In 2011, the Federal Deposit Insurance Corporation raised federal insurance limits to $250,000 for covered accounts. At various times during the year, the Company had cash and cash equivalents balances in excess of these limits. At December 31, 2011, $2,723,917, or 27% of the Company's total assets, were net receivables from its clearing organization. Securities owned and sold, not yet purchased are reported at fair value (see Note 6).

(k) Stock-Based Compensation

Certain of the Company's employees may, at times, receive equity instruments of Westech as compensation. The Company calculates the expense associated with equity compensation using the Black-Scholes model and amortizes the expense on a straight-line basis over the requisite service period of individual equity instrument awards.

(l) Recent Accounting Pronouncements

During 2011, the Company adopted, or resolved to adopt at effective dates subsequent to December 31, 2011 where applicable, the following accounting standards:

In December 2011, the FASB issued Accounting Standards Update ("ASU") No. 2011-11, *"Balance Sheet"* ("ASU 2011-11"). Under ASU 2011-11, entities are required to disclose both gross and net information about certain instruments and transactions eligible for offset in the statement of financial position. Eligible instruments and transactions include derivatives, sale and repurchase agreements and reverse sale and repurchase agreements, and securities borrowing and securities lending arrangements. ASU 2011-11 will be effective for the Company beginning January 1, 2013. The Company does not expect this update to have a material impact on the presentation of its financial statements.

In June 2011, the FASB issued ASU No. 2011-05, *"Presentation of Comprehensive Income"* ("ASU 2011-05"). ASU 2011-05 eliminates the current option to report other comprehensive income and its components in the statement of changes in equity. Instead, an entity will be required to present either a continuous statement of net income and other comprehensive income, or present statements of net income and other comprehensive income in two separate but consecutive statements. ASU 2011-05 will be effective for the Company beginning January 1, 2012. In December 2011, the FASB issued ASU No. 2011-12, "Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05". The Company does not expect either of these updates to have a material impact on the presentation of its financial statements.

In May 2011, the FASB issued ASU No. 2011-04, *"Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs"* ("ASU 2011-04"). ASU 2011-04 amends the accounting and disclosure requirements for fair value measurements. Specifically, ASU 2011-04 limits the highest-and-best-use measure to nonfinancial assets, permits certain financial assets and liabilities with offsetting positions in market or counterparty credit risks to be measured on a net basis, and provides guidance on the applicability of premiums and discounts. Additionally, the new guidance expands the disclosure requirements for Level 3 inputs by requiring quantitative disclosure of the unobservable inputs and assumptions, as well as a description of valuation processes utilized and the sensitivity of the fair value to changes in unobservable inputs. The new guidance will be effective for the Company beginning January 1, 2012. The Company expects additional footnote disclosures may be required, but does not expect a material impact on the presentation of its financial statements.

Other recent accounting pronouncements issued by the FASB, the American Institute of Certified Public Accountants, and the SEC are not believed by the Company's management to have a material impact on the Company's financial statements.

(3) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 12 to 1. At December 31, 2011, the Company's minimum net capital requirement was $250,000, with actual net capital of $2,886,145. At December 31, 2011, the Company's ratio of aggregate indebtedness to net capital was 0.79 to 1.

(4) Transactions with Clearing Organization

The Company's agreement with its clearing organization provides for clearing charges at a fixed rate per ticket traded. The agreement also requires the Company to maintain a minimum deposit of $500,000 on account with its clearing organization. This minimum deposit may be increased in future at the clearing organization's discretion based on the Company's trading activity levels. The Company does not anticipate that an increase in its minimum deposit requirement would be detrimental to its financial condition or ability to conduct trading operations.

At December 31, 2011 and 2010, the Company's net receivable from its clearing organization consisted of the following:

	2011	2010
Cash	$ 2,645,565	$ 3,024,306
Commissions receivable and other income	102,042	90,728
Clearing and other trading fees payable	(23,690)	(15,966)
	$ 2,723,917	$ 3,099,068

(5) Receivables from Employees

In 2011, the Company made certain loans totaling $550,000 to employees in connection with the commencement of their employment with the Company. These loans bear an annual interest rate of between 6% and 7%, and are scheduled to be repaid through bonuses that will be payable to the employees in future periods if they remain in the Company's employ. In the event of termination of any of these employees, any unpaid loan balances outstanding become due immediately. At December 31, 2011, the principal balance due the Company on these loans was $550,000.

On occasion, the Company makes zero interest unsecured advances to employees in months when their commission payout does not meet a predetermined amount and for other reasons deemed hardships by the Company. These advances are scheduled to be repaid through reductions of future commissions or bonuses, or through regular salary withholdings. At December 31, 2011, the balance of advances due the Company was $25,000. There were no advances due the Company at December 31, 2010.

In December 2010, the Company issued zero interest rate notes totaling $95,199 to employees with 401(k) loans outstanding at the time the Company discontinued its 401(k) Plan. The loans may be repaid through salary, bonuses and future commissions, and are due in full by October 2012. At December 31, 2011 and 2010, the balance due the Company on these notes was $27,918 and $81,600, respectively.

(6) Securities Owned and Securities Sold, Not Yet Purchased, at Fair Value

At December 31, 2011 and 2010, securities owned and sold, not yet purchased consisted of the following:

	2011		2010	
	Owned	Sold, not yet purchased	Owned	Sold, not yet purchased
State/municipal obligations	$ 352,819	$ -	$ -	$ -
Corporate bonds and notes	2,471,328	1,844,624	22,967	-
Equity/warrant securities	2,243,119	367,065	590,115	-
	$ 5,067,266	$ 2,211,689	$ 613,082	$ -

Securities owned represent $5,067,266, or 50% of total assets, at December 31, 2011, with $1,299,650, or 13% of total assets, invested in one security. Securities owned at December 31, 2010 were $613,082, or 13% of total assets, with $237,925, or 5% of total assets, invested in one security.

For the years ended December 31, 2011 and 2010, the Company recognized unrealized losses of $89,628 and $594,828, respectively, associated with securities owned and securities sold, not yet purchased.

The Company utilizes a fair value hierarchy that maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value and defines three levels of inputs that may be used to measure fair value. Level 1 inputs are quoted prices in active markets for identical assets or liabilities. Level 2 inputs are observable inputs other than quoted prices included in Level 1 that are observable for the asset or liability either directly or indirectly, including quoted prices for similar assets or liabilities in active markets, quoted prices in markets that are not active, inputs other than quoted prices that are observable for the asset or liability or inputs derived from observable market data. Level 3 inputs are unobservable inputs that are supported by little or no market activity and are significant to the fair value of the assets or liabilities.

The Company's securities held at December 31, 2011 and 2010 that were measured at fair value were as follows:

2011 Securities Owned	Level 1	Level 2	Level 3	Total
State/municipal obligations	$ -	$ 352,819	$ -	$ 352,819
Corporate bonds and notes	-	2,471,328	-	2,471,328
Equity/warrant securities	2,243,119	-	-	2,243,119
Total	$ 2,243,119	$ 2,824,147	$ -	$ 5,067,266

2011 **Securities Sold, Not Yet Purchased**	**Level 1**	**Level 2**	**Level 3**	**Total**
Corporate bonds and notes	$ -	$ 1,844,624	$ -	$ 1,844,624
Equity/warrant securities	367,065	-	-	367,065
Total	$ 367,065	$ 1,844,624	$ -	$ 2,211,689

2010 **Securities Owned**	**Level 1**	**Level 2**	**Level 3**	**Total**
Corporate bonds and notes	$ -	$ 22,967	$ -	$ 22,967
Equity/warrant securities	590,115	-	-	590,115
Total	$ 590,115	$ 22,967	$ -	$ 613,082

(7) Property and Equipment, Net

At December 31, 2011 and 2010, property and equipment consisted of the following:

	2011	**2010**
Property and equipment	$ 842,207	$ 736,030
Leasehold improvements	1,651	1,651
	843,858	737,681
Accumulated depreciation	(661,924)	(603,425)
	$ 181,934	$ 134,256

Depreciation expense for 2011 and 2010 was $58,499 and $57,902, respectively, and is included in other expenses in the accompanying statements of operations.

(8) Accrued Commissions and Bonuses

Accrued commissions and bonuses are included in accounts payable, accrued expenses and other liabilities in the accompanying statements of financial condition.

At December 31, 2011 and 2010, the Company had accrued commissions payable of $548,899 and $337,969, respectively.

The Company pays bonuses to its employees and officers at interim periods and year-end. Management of the Company reviews both contractual and discretionary bonus amounts. Accrued bonus totaled $890,000 at December 31, 2011. There were no accrued bonuses at December 31, 2010.

(9) Income Taxes

Income tax expense (benefit) for the years ended December 31, 2011 and 2010 differs from the amount computed by applying the U.S. Federal income tax rate of 34 percent to income (loss) before income tax expense (benefit) as a result of the following:

	2011	2010
Computed "expected" expense (benefit)	$ (856,818)	$ 105,067
Meals and entertainment	91,921	65,527
State and city income tax, net of federal benefit	15,733	75,150
Incentive stock option expense	70,435	1,064
Non-deductible FINRA assessments	-	37,400
Other	39,153	2,372
Net increase (decrease) in valuation allowance	663,382	(168,292)
Income tax expense	$ 23,806	$ 118,288

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 2011 and 2010 are as follows:

	2011	2010
Deferred tax assets:		
Non-qualified stock option expense	$ 664,801	$ 576,103
Charitable contribution carryforwards	555,357	411,003
Net operating loss carryforwards	1,163,327	468,586
Unrealized loss on securities held for investment	27,619	27,004
Other	(36,891)	(5,501)
Total gross deferred tax asset	2,374,213	1,477,195
Deferred tax liabilities:		
Non-qualified stock option income	729,217	495,581
Total gross deferred tax liability	729,217	495,581
Valuation allowance	1,644,996	981,614
Net deferred tax asset	$ -	$ -

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the lack of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not that the Company will not realize the benefits of these future deductible differences. As such, the Company recorded a 100% valuation allowance on its net deferred tax assets at December 31, 2011. At December 31, 2011, the Company had net operating loss carryforwards of $3,302,337 which begin to expire in 2027 if not utilized. At December 31, 2011, the tax years that remain subject to examination by jurisdiction are all years after 2008 for Federal, Missouri and New York returns, and those years after 2007 for California and Texas returns.

Management has reviewed all open tax years and has concluded that there is no impact on the Company's financial statements and no tax liability resulting from unrecognized tax benefits relating to uncertain income tax provisions taken or expected to be taken on a tax return.

(10) Profit Sharing Plan

In January 1997, the Company instituted a profit sharing plan under section 401(k) of the Internal Revenue Code. The plan allowed for all employees over the age of 21 to defer a predetermined portion of their compensation for income tax purposes. Contributions by the Company were discretionary. In October 2010, the Company elected to discontinue the profit sharing plan effective December 1, 2010. All participants became fully vested in their plans at that date and loans were deemed defaulted and taxable if not repaid. During 2011, the Company made final contributions of $95,579 to the individual retirement accounts of employees previously enrolled in the profit sharing plan. During 2010, the Company contributed $54,424 to the employee profit sharing plan. These contributions were included in commissions, employee compensation and benefits in the accompanying statements of operations.

(11) Exemption from Rule 15c3-3

The Company is exempt from SEC Rule 15c3-3 and therefore is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

(12) Concentration and Off Statement of Financial Condition Risks

The Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing organization. The clearing organization carries all the Company's customer accounts and is responsible for execution, collection and payment of funds, and receipt and delivery of securities related to customer transactions. Off statement of financial condition risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing organization may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing organization. Included in the Company's clearing agreement with its clearing organization is an indemnification clause. This clause addresses instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing organization to the extent of the net loss on any unsettled trades. As of December 31, 2011, the Company had not been notified by the clearing organization, nor was the Company otherwise aware of any potential losses relating to this indemnification.

The Company had $7,791,183, or approximately 77% of its total assets, in securities owned, at fair value, and receivable due from its clearing organization, net, as of December 31, 2011.

The Company enters into transactions in various financial instruments for its own benefit on either a cash or margin basis. For margin transactions, the Company is extended credit by its clearing organization, subject to various regulatory and internal margin requirements, collateralized by cash and securities owned by the Company. Such transactions may expose the Company to significant risks in the event margin requirements are not sufficient to fully cover any losses incurred. If the Company is not able to satisfy its obligations under its margin agreement with its clearing organization, it may be required to purchase or sell financial instruments at prevailing market prices to fulfill those obligations.

(13) Lease Commitments

The Company leases its office facilities and certain office equipment under operating leases. Future minimum payments due under operating leases that have a remaining term in excess of one year as of December 31, 2011 are as follows:

2012	$	465,848
2013		474,200
2014		425,888
2015		86,083
2016		36,032
Thereafter		12,032
	$	1,500,083

Subsequent to December 31, 2011, the Company entered into a new lease for office facilities in New York City, New York. Future minimum payments on this lease are $293,440 in 2012, $503,040 each year for the years 2013 to 2015, and $335,360 in 2016.

Rent expense totaled $617,398 and $513,588 for the years ended December 31, 2011 and 2010, respectively, of which $342,000 in each of both years was paid to a related party (see Note 14). Rent expense is included in communications and occupancy in the accompanying statements of operations.

Furniture and office equipment, under capital leases, with a recorded cost of $235,729, net of depreciation of $166,693 as of December 31, 2010, collateralized the underlying capital lease obligations and were included in the statements of financial condition under the caption "Property and Equipment." The capital leases terminated during 2010. Depreciation expense for assets under capital lease was $33,676 for the year ended December 31, 2010.

(14) Related Party Transactions

The Company rents its Austin office facilities from TI Building Partnership, LTD., a wholly owned subsidiary of Westech. Rent expense under this lease was $342,000 for each of the years ended December 31, 2011 and 2010. The lease terminates in February 2015.

On occasion, the Company makes advances or extends loans to certain employees for a variety of reasons (see Note 5). At December 31, 2011, eight employees owed the Company a total of $602,918 on outstanding loans and advances.

The employees, officers and management of the Company may maintain personal accounts with the Company. When the Company executes securities transactions on behalf of its employees, officers and management, those transactions are executed at current market prices, plus execution costs. Some officers of the Company, one of which is a significant owner, routinely conduct such transactions for their own accounts, and management of the Company deems the transactions to be arms length transactions. The significant owner of the Company also makes many of the proprietary trading decisions for the Company, including securities transactions between that individual and the Company.

(15) Commitments and Contingencies

Arbitration

In July 2006, the Company sold $6 million face value of bonds to a buyer who claims the bonds should have been delivered with conversion rights to a certain company's equity shares. The Company never received the equity shares from the seller of the bonds, and therefore could not transfer them to the buyer. The buyer has demanded the Company furnish those equity shares. In May 2011, the buyer filed a FINRA arbitration against the Company. The Company filed a third-party claim against the seller, and a counterclaim against the buyer for the Company's overpayment of other securities to the buyer. At this time, the Company believes that in the event that the Company is found to be liable to the buyer, the Company will also be successful in its claim against the seller, although the seller has asserted various defenses and there can be no certainty of the outcome of this arbitration.

The Company is involved in various other claims and legal actions, including arbitrations that have arisen in the ordinary course of business. It is management's opinion that liabilities, if any, arising from these actions will not have a significant adverse effect on the financial condition or results of operations of the Company.

Regulatory Action

On April 29, 2010, as a result of an investigation by FINRA, the Company agreed to pay fines totaling $75,000. As of December 31, 2011, the fines were paid in full. As of December 31, 2010, unpaid fines of $44,624 were included in accounts payable, accrued expenses and other liabilities.

SCHEDULE I
TEJAS SECURITIES GROUP, INC.
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2011

Net capital:	
Total shareholders' equity	$ 5,575,412
Less:	
Nonallowable assets:	
Property and equipment, net	181,934
Receivables from employees	602,918
Securities and other investments not readily marketable	286,218
Other assets	535,099
	1,606,169
Net capital before haircuts on securities	3,969,243
Haircuts on securities, including undue concentration	1,083,098
Net capital	$ 2,886,145
Aggregate indebtedness:	
Total liabilities	$ 4,505,716
Less:	
Securities sold, not yet purchased	2,211,689
Aggregate indebtedness	$ 2,294,027
Net capital requirement (greater of 6 2/3% of aggregate indebtedness or $250,000)	$ 250,000
Net capital in excess of minimum requirement	$ 2,636,145
Ratio of aggregate indebtedness to net capital	0.79 to 1

Note: The above computation does not materially differ from the computation of net capital under Rule 15c3-1 as of December 31, 2011 as reported by Tejas Securities Group, Inc. on the original unaudited filing of Part IIA of the FOCUS report for the period ended December 31, 2011. Accordingly, no reconciliation is deemed necessary.

Independent Auditors' Report on Internal Control Required By SEC Rule 17a-5

To the Board of Directors of
Tejas Securities Group, Inc.:

In planning and performing our audit of the financial statements and schedule of Tejas Securities Group, Inc. (the "Company") as of and for the year ended December 31, 2011 in accordance with auditing standards generally accepted in the United States, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons, and recordation of differences required by Rule 17a-13, or

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

5918 West Courtyard Drive, Suite 500 • Austin, TX 78730
tel (512) 258-9670 • fax (512) 258-5895
PMB HELIN DONOVAN, LLP • A MEMBER OF RUSSELL BEDFORD INTERNATIONAL

AUSTIN • CHICAGO • DALLAS • HOUSTON
SAN FRANCISCO • SEATTLE

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for use of the shareholders, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, Texas
February 28, 2011

Independent Accountants' Report on Applying Agreed-Upon Procedures Regarding Form SIPC-7

To the Board of Directors of Tejas Securities Group, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2011, which were agreed to by Tejas Securities Group, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Tejas Securities Group, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Tejas Securities Group, Inc.'s management is responsible for the Tejas Securities Group, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries noting no differences;

2. Compared the amounts reported on the audited Form X-17a-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting general ledger detail, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related general ledger detail supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

February 28, 2012

5918 West Courtyard Drive, Suite 500 · Austin, TX 78730
tel (512) 258-9670 · fax (512) 258-5895
PMB HELIN DONOVAN, LLP · A MEMBER OF RUSSELL BEDFORD INTERNATIONAL

AUSTIN · CHICAGO · DALLAS · HOUSTON
SAN FRANCISCO · SEATTLE

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended ____________________, 20____
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

047433 FINRA DEC
TEJAS SECURITIES GROUP INC 21*21
ATTN: ACCOUNTS PAYABLE
8226 BEE CAVES RD
AUSTIN TX 78746-4909

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2)		$ 49,732.19
B. Less payment made with SIPC-6 filed (exclude interest) 8-24-11 Date Paid		(25,500.38)
C. Less prior overpayment applied		( )
D. Assessment balance due or (overpayment)		24,231.81
E. Interest computed on late payment (see instruction E) for______days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$ 24,231.81
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 24,231.81	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Tejas Securities Group, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 24 day of January, 20 11.

CCO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 2011
and ending December 31, 2011

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 20,182,763
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	<287,963>
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ <1926>	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	<1926>
Total deductions	<289,889>
2d. SIPC Net Operating Revenues	$ 19,892,874
2e. General Assessment @ .0025	$ 49,732.19
	(to page 1, line 2.A.)